Threadstone Advisors
477 Madison Avenue, 24th Floor
New York, New York 10022
www.ThreadstoneLP.com

August 24, 2012

Special Committee of the Board of Directors

Crumbs Bake Shop, Inc.

110 West 40th Street, Suite 2100

New York, NY 10018

Attention: Leonard A. Potter

We appreciate the opportunity to work with Crumbs Bake Shop Inc. (the “Company”) in connection with a proposed private placement of the Company’s securities.  The Company has selected Janney Montgomery Scott LLC (“Janney) to act as the lead financial advisor and Susman Partners LLC d/b/a Threadstone Advisors (“Threadstone”) as the Sub-Advisor.  The Company and Janney have entered into an engagement agreement dated on or about August 24, 2012 outlining their role and providing for expense reimbursement (Section 4 of the Engagement Letter).  Threadstone and Janney have entered into a Sub-Advisory Agreement dated on or about August 24, 2012 similarly outlining our role.  The Sub-Agreement does not provide expense reimbursement to Threadstone by Janney.

This letter will serve as agreement between the Company and Threadstone for expense reimbursement.  Whether or not any Placement is consummated, the Company will pay all of Threadstone’s reasonable out-of-pocket expenses (including, without limitation, expenses related to document and presentation materials, travel, external database and communications services, an online data room, courier and delivery services, and the fees and expenses of its outside legal counsel) incurred in connection with this engagement; provided, however, that such expenses shall not exceed in the aggregate $10,000 without the Company’s consent.  Such out-of-pocket expenses shall be payable as they are incurred upon request by Threadstone.  Notwithstanding the foregoing, Threadstone shall be responsible for its costs and expenses of complying with the laws, regulations and/or rules of any self-regulatory organization that govern Threadstone’s activities under this engagement.

Thank you for this consideration and we look forward to working with you.

/s/ William S. Susman
William S. Susman	Title:	Managing Director

ACCEPTED AND AGREED:

CRUMBS BAKE SHOP, INC.

/s/ Leonard A. Potter
Leonard A. Potter	Title:	Director and Member of Special Committee of
the Board of Directors

Threadstone Partners is affiliated with Susman Partners, LLC members FINRA/SIPC